08025423

Processing Section
FEB 22 2008
Washington, DC
108

*MK 2/29

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECD S.E.C.
FEB 22 2008
503

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51874

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/07 (MM/DD/YY) AND ENDING 12/31/07 * (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Veronis Suhler Stevenson LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

350 Park Avenue, 7th Floor
(No. and Street)

New York, (City) — New York (State) — 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mr. John R. Sinatra — (212) 935-4990
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name – *if individual, state last, first, middle name*)

60 Broad Street (Address) — New York (City) — N.Y. (State) — 10004 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 04 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

MK 3/3

OATH OR AFFIRMATION

I, John R. Sinatra, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Veronis Suhler Stevenson LLC, as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ANNA WENGLOWSKYJ
Notary Public, State of New York
No. 01WE4903821
Qualified in Queens County
Certificate Filed in New York County
Commission Expires Aug. 24, 20 09

Notary Public

Signature

Chief Financial Officer
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of ~~Changes in Financial Condition~~ Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATEMENT OF FINANCIAL CONDITION AND
REPORT OF INDEPENDENT CERTIFIED PUBLIC
ACCOUNTANTS

VERONIS SUHLER STEVENSON LLC

(A Wholly-Owned Subsidiary of Veronis Suhler Stevenson Partners LLC)

December 31, 2007 and 2006

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

The Managing Member of
Veronis Suhler Stevenson LLC

We have audited the accompanying statements of financial condition of Veronis Suhler Stevenson LLC (a subsidiary of Veronis Suhler Stevenson Partners LLC) (the "Company") as of December 31, 2007 and 2006, that the Company is filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by the Company's management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the statements of financial condition referred to above present fairly, in all material respects, the financial position of Veronis Suhler Stevenson LLC as of December 31, 2007 and 2006, in conformity with accounting principles generally accepted in the United States of America.

Grant Thornton LLP

New York, New York
February 14, 2008

60 Broad Street
25th Floor
New York, NY 10004
T 212.422.1000
F 212.422.0144
W www.grantthornton.com

Grant Thornton LLP
US member of Grant Thornton International

Veronis Suhler Stevenson LLC
(A wholly-owned subsidiary of Veronis Suhler Stevenson Partners LLC)

STATEMENTS OF FINANCIAL CONDITION

December 31,

ASSETS	**2007**	2006
Cash and cash equivalents	**$11,079,865**	$3,442,474
Interest receivable	**45,156**	-
Other assets	**399**	935
Total assets	**$11,125,420**	$3,443,409

LIABILITIES AND MEMBER'S EQUITY		
Liabilities		
Payable to affiliates	**$ 683,791**	$ 296,688
Accounts payable and accrued expenses	**115,892**	208,183
Commissions payable	**70,000**	157,500
Total liabilities	**869,683**	662,371
Member's equity		
Contributed capital	**750,000**	750,000
Retained earnings	**9,505,737**	2,031,038
Total member's equity	**10,255,737**	2,781,038
Total liabilities and member's equity	**$11,125,420**	$3,443,409

The accompanying notes are an integral part of this statement.

Veronis Suhler Stevenson LLC
(A wholly-owned subsidiary of Veronis Suhler Stevenson Partners LLC)

NOTES TO STATEMENT OF FINANCIAL CONDITION

December 31, 2007 and 2006

NOTE A - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES

1. *Organization*

Veronis Suhler Stevenson LLC (the "Company" or "VSS LLC") is a registered broker-dealer under the Securities Exchange Act of 1934, and a wholly-owned subsidiary of Veronis Suhler Stevenson Partners LLC ("VSSPTNS" or the "Parent Company"). The Company was formed in Delaware on May 10, 1999, was capitalized on June 2, 1999, and commenced operations on January 5, 2000. VSS LLC primarily engages in providing advisory services to various clients in the communications industry. The performance of the Company may be affected by economic developments within the communications industry.

VSS LLC was formed as a wholly-owned subsidiary of Veronis, Suhler & Associates Inc. ("VS&A Inc.") and was previously named Veronis, Suhler & Associates LLC. In January 2002, VS&A Inc. contributed all of its assets and business, including its wholly-owned subsidiaries, into Veronis Suhler Stevenson Partners LLC, a new subsidiary limited liability company of VS&A Inc. At the same time, the name of the Company was changed to Veronis Suhler Stevenson LLC. In 2004, VS&A Inc. formed Veronis Suhler Stevenson Holdings LLC ("Holdings") and contributed its interest in VSSPTNS into Holdings.

2. *General*

VSS LLC follows the accrual method of accounting. Transaction fees and retainers are generated from advisory services provided to clients relating to mergers and acquisitions. Transaction fees are reported upon completion of the transaction and when collectibility is reasonably assured. Retainers are amortized throughout the lives of the underlying engagement agreements.

3. *Cash Flows*

For purposes of the statements of cash flows, VSS LLC treats all cash and cash equivalents to be highly liquid investments with original maturities of three months or less when purchased. $11,035,000 is held in a money market fund sponsored and managed by a major U.S. financial institution.

NOTE A (continued)

4. *Use of Estimates*

The Company's financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of financial statements requires management of the Company to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

5. *Fair Value*

The fair value of financial assets and liabilities approximates carrying value.

NOTE B - RELATED PARTY TRANSACTIONS

VSS LLC is a member of a group of affiliated companies and is involved in extensive transactions with these companies. Because of these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among unrelated parties.

Veronis Suhler Stevenson Partners LLC

The Parent Company provides office space, accounting, research, and certain other administrative services to VSS LLC. Effective December 1, 2003, VSS LLC implemented guidance issued by the SEC for Rules 17a-3(a)(1) and (a)(2) (the "Financial Responsibility Rules") regarding the treatment of broker/dealer expenses and liabilities. Accordingly, in December 2003, VSS LLC entered into an expense allocation agreement with VSSPTNS whereby VSS LLC pays and records its estimated share of allocable expenses on a monthly basis. For the years ended December 31, 2007 and 2006, VSS LLC paid VSSPTNS an expense allocation of $443,587 and $653,567, respectively. In 2006, the Veronis Suhler Stevenson group of companies shifted its focus almost exclusively to the existing private equity business and away from the third party advisory business. For the years ended December 31, 2007 and 2006, VSS LLC had an outstanding intercompany payable to the Parent Company of $683,791 and $296,688, respectively.

NOTES TO STATEMENT OF FINANCIAL CONDITION (continued)

December 31, 2007 and 2006

NOTE B (continued)

VS&A Communications Partners II, L.P.,
VS&A Communications Partners III, L.P. and
VSS Communications Partners IV, L.P.

VS&A Communications Partners II, L.P. ("Partnership II"), VS&A Communications Partners III, L.P. ("Partnership III") and VSS Communications Partners IV, L.P. ("Partnership IV") and their affiliated parallel vehicles (collectively, the "Partnerships") are Delaware limited partnerships formed pursuant to limited partnership agreements dated as of November 10, 1994, November 10, 1998 and September 27, 2004, respectively. The objective of the Partnerships is to realize long-term appreciation of capital contributed by its partners through emphasis on investments in special situations in the communications industry. The Company has agreed to refer investment opportunities to the Partnerships that fall within the investment guidelines of the Partnerships. During 2007 and 2006, the Company earned and collected $12,092,000 and $1,763,000, respectively, in transaction fees from transactions in which the Partnerships participated.

VSS Mezzanine Partners, L.P.

VSS Mezzanine Partners, L.P. ("Mezzanine") is a Delaware limited partnership formed pursuant to limited partnership agreements dated as of January 29, 2004. The objective of Mezzanine is to realize long-term capital appreciation of capital contributed by its partners through investments primarily in mezzanine securities of domestic and foreign issuers engaged in the media, communications, information and related industries. During 2007 and 2006, the Company earned and collected $44,871 and $650,000, respectively, in transaction fees from transactions in which Mezzanine participated.

NOTE C - INCOME TAXES

VSS LLC is a single member limited liability company that is owned by a partnership Parent Company. As such, VSS LLC does not have to file a separate tax return and is not subject to Federal or state income taxes. In 2007 and 2006, VSS LLC provided $462,000 and $45,251, respectively, in other expenses (primarily local taxes) on the statements of income for its share of New York City Unincorporated Business Tax and is also included in payable to affiliates on the statements of financial condition. The amounts were subsequently paid to the Parent Company in January 2008 and January 2007.

NOTE D - REGULATORY REQUIREMENTS - NET CAPITAL

Pursuant to the SEC's Uniform Net Capital Rule (Rule 15c3-1), the Company is required to maintain minimum net capital, equal to 6-2/3% of aggregate indebtedness, as defined. As of December 31, 2007, the Company's net capital, required net capital, excess net capital, and ratio of aggregate indebtedness to net capital were $9,989,085, $57,978, $9,931,107 and .09 to 1, respectively. As of December 31, 2006, the Company's net capital, required net capital, excess net capital, and ratio of aggregate indebtedness to net capital were $2,711,754, $50,000, $2,661,754 and .24 to 1, respectively.

NOTE E - SUBSEQUENT EVENTS

In January 2008, VSS LLC made distributions to the Parent Company of $490,000 and $7.5 million.

SEC Mail
Mail Processing
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FEB 22 2008

Washington, DC
108

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

VERONIS SUHLER STEVENSON LLC

(A Wholly-Owned Subsidiary of Veronis Suhler Stevenson Partners LLC)

December 31, 2007

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

The Managing Member
Veronis Suhler Stevenson Partners LLC

In planning and performing our audit of the financial statements of Veronis Suhler Stevenson LLC (the "Company"), as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

60 Broad Street
25th Floor
New York, NY 10004
T 212.422.1000
F 212.422.0144
W www.grantthornton.com

Grant Thornton LLP
US member of Grant Thornton International

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Managing Member, Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory organizations that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Grant Thornton LLP

New York, New York
February 14, 2008

END